Exhibit 99(a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated April 1, 2004, and the related Letter of Transmittal and any amendments or supplements thereto, and is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction, although the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those U.S. jurisdictions where the applicable laws require the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by J.P. Morgan Securities Inc., the U.S. Dealer Manager, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Pinault-Printemps-Redoute S.A.

Notice of Offer to Purchase for Cash

Any and All Outstanding Common Shares

of

Gucci Group N.V.

at

$85.52 Net Per Share

      Pinault-Printemps-Redoute S.A. (the “Purchaser”), a société anonyme with a management board and a supervisory board and organized under the laws of the Republic of France, is offering to purchase any and all of the outstanding common shares, nominal value € 1.02 per share (the “Shares”), of Gucci Group N.V. (“Gucci”), a naamloze vennootschap organized under the laws of The Netherlands, that are not directly or indirectly beneficially owned by the Purchaser at a price of $85.52 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2004 (the “Offer to Purchase”), and, in the case of U.S. Shares (as defined below), the related Letter of Transmittal (which together constitute the “Offer”). All payments made by the Purchaser for the Shares shall be in U.S. dollars.

      The Offer is a third party tender offer by the Purchaser to purchase at the stated price, from holders of the Shares that the Purchaser does not already directly or indirectly beneficially own (the “Public Shareholders”), any and all Shares tendered pursuant to the Offer.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, 3:00 P.M.,
CENTRAL EUROPEAN TIME, ON THURSDAY, APRIL 29, 2004, UNLESS THE OFFER IS EXTENDED
IN THE LIMITED CIRCUMSTANCES SET FORTH IN THE OFFER TO PURCHASE.

      The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is not subject to any conditions other than the absence of a law or court order precluding the Purchaser from commencing, making or completing the Offer. If the Purchaser is legally precluded from consummating the Offer, then, consistent with its obligations under the Settlement Agreement and the Restated SIA (each as defined below), the Purchaser will promptly implement an alternative transaction having the same economic result as that which would have resulted from the consummation of the Offer in accordance with the terms of the Settlement Agreement and the Restated SIA.

      The Offer is being made pursuant to the obligations of the Purchaser under the Settlement and Stock Purchase Agreement (the “Settlement Agreement”), dated as of September 9, 2001, by and among Gucci, LVHM Moët Hennessy — Louis Vuitton S.A. and the Purchaser, and the Amended and Restated

Strategic Investment Agreement (the “Restated SIA”), dated as of September 9, 2001, by and among the Purchaser, Société Civile de Gestion Financière Marothi and Gucci.

      Following the recommendation of the members of Gucci’s Supervisory Board who are unaffiliated with the Purchaser (the “Independent Directors”), the Supervisory Board and the Management Board of Gucci (1) determined that the Offer is fair to the Public Shareholders, and (2) recommend that the Public Shareholders accept the Offer and tender their Shares. The members of Gucci’s Supervisory Board who are affiliated with the Purchaser recused themselves from voting on the matter in light of their positions. All of the Independent Directors in attendance at the meeting of the Supervisory Board, and all of the members of Gucci’s Management Board, voted in favor of this determination and recommendation.

      Tendering shareholders of record who tender Shares directly will not be obligated to pay brokerage fees, commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. Shareholders who hold their Shares through a broker or other nominee should consult with such institution as to whether it charges any service fees. The Purchaser will pay all charges and expenses of The Bank of New York (“BONY”), which is acting as depositary with respect to tendered Shares which are listed on the New York Stock Exchange, Inc. (“U.S. Shares”), and ABN AMRO (“ABN AMRO”), which is acting as depositary with respect to tendered Shares that are held and traded in book-entry form through the clearing and settlement system of Euroclear Netherlands and admitted to listing on Euronext Amsterdam N.V. (“Dutch Book-Entry Shares”) and tendered Shares (other than U.S. Shares) that are evidenced by a registration of the holder in Gucci’s Dutch shareholders’ registry (“Dutch Registered Shares,” and collectively with Dutch Book-Entry Shares, “Dutch Shares”). The Purchaser will also pay the expenses of MacKenzie Partners Inc. and Innisfree M&A Incorporated, which are acting as the Information Agents (the “Information Agents”), and J.P. Morgan Securities Inc., which is acting as U.S. Dealer Manager (the “U.S. Dealer Manager”), in connection with this Offer. BONY and ABN AMRO are sometimes each referred to as a “Depositary” and, collectively, as the “Depositaries.”

      For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives written notice of such acceptance to BONY (for tendered U.S. Shares) or ABN AMRO (for tendered Dutch Shares). Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the relevant Depositary. The Depositary for those Shares will act as agent for tendering shareholders whose Shares are accepted for payment for the purpose of receiving payments from the Purchaser and transmitting such payments to the tendering shareholders. In all cases, payment for U.S. Shares accepted for payment pursuant to the Offer will be made only after timely receipt by BONY of certificates for such U.S. Shares (or of a confirmation of a book-entry transfer of such Shares into BONY’s account at The Depository Trust Company (“DTC”)), a properly completed and duly executed Letter of Transmittal and any other required documents. In all cases, payment for Dutch Book-Entry Shares will be made only after the bank or other custodian through which such Dutch Book-Entry Shares are held (“Custodian”) has tendered and transferred such Dutch Book-Entry Shares to ABN AMRO, which will accept transfer of such Dutch Book-Entry Shares on the Purchaser’s behalf in accordance with the book-entry procedures of Euroclear Netherlands. In all cases, payment for Dutch Registered Shares will be made after the tendering shareholder has submitted an application form and deed of transfer, properly completed and executed (together with any share certificates issued for such Dutch Registered Shares), to Gucci stating that such shareholder wishes to tender and transfer its Dutch Registered Shares to the Purchaser.

      The term “Expiration Date” means 9:00 a.m., New York City time, 3:00 p.m., Central European Time, on Thursday, April 29, 2004, unless the Purchaser extends the period of time for which the Offer is open in the limited circumstances set forth in the Offer to Purchase due to a requirement under applicable law, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, will expire. If, immediately prior to the expiration of the Offer Period, the Shares not tendered into the Offer, when combined with Shares issuable upon the exercise of options that have been granted to Gucci’s employees, constitute less than the greater of (1) 15% of the issued and outstanding Shares and (2) 15 million Shares, the Purchaser will provide a subsequent offering period (as contemplated by Rule 14d-11 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Interpretative Guidance of the Dutch Authority for the Financial Markets effective as of August 26, 2002 (the “Interpretative Guidance”)) of at least ten business days but no more than 15 stock exchange days following the Purchaser’s acceptance for payment of Shares tendered in the initial offering period. In addition, the Purchaser reserves the right to provide a subsequent offering period of not fewer than three business days even if the criteria described above are not met, although the Interpretative Guidance limits the maximum possible subsequent offering period to 15 stock exchange days. No withdrawal rights apply to Shares tendered in a subsequent offering period or to Shares previously tendered in the Offer and accepted for payment. Any termination, amendment or extension of a subsequent offering period will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service and as provided for in the Interpretative Guidance.

      Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable. However, unless accepted for payment by the Purchaser pursuant to the Offer, tenders of Shares may be withdrawn at any time after May 31, 2004. Moreover, if the Purchaser is delayed in accepting for payment or paying for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, each Depositary may, on the Purchaser’s behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in the Offer to Purchase. Moreover, under Dutch law, if an extension of the Offer results in a postponement of the date on which the Offer may be declared unconditional, shareholders may, during the extended tender period, withdraw any Shares that have been tendered. To withdraw tendered U.S. Shares, a written notice of withdrawal with respect to those U.S. Shares must be timely received by BONY at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the U.S. Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the U.S. Shares to be withdrawn have been delivered to BONY, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of U.S. Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of U.S. Shares tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Shares. To withdraw tendered Dutch Book-Entry Shares, a shareholder must notify his or her custodian prior to the Expiration Date. Custodians may withdraw tendered Dutch Book-Entry Shares only by facsimile or by any other written notice to ABN AMRO. Holders of Dutch Registered Shares seeking to withdraw tendered Dutch Registered Shares should notify Gucci prior to the Expiration Date, whereupon the application form and deed of transfer will be returned by Gucci to the relevant shareholder. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase under “The Offer — Procedure for Tendering Shares” at any time prior to the Expiration Date. The Purchaser will determine, in its sole discretion and to the extent legally permissible, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and the Purchaser’s determination will be final and binding.

      The information required to be disclosed by Rule 14d-6(d)(1) and Rule 13e-3(e)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

      Gucci has provided the Purchaser with the Gucci shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and, in the case of U.S. Shares, the related Letter of Transmittal will be sent to record holders of Shares and to brokers, dealers, banks, trust companies, custodians and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

      The Offer to Purchase and, in the case of U.S. Shares, the related Letter of Transmittal contain important information. Shareholders should carefully read the Offer to Purchase and, in the case of holders of U.S. Shares, the Letter of Transmittal in their entirety before any decision is made with respect to the Offer.

      Questions and requests for assistance may be directed to either of the Information Agents or the U.S. Dealer Manager as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to either of the Information Agents or the U.S. Dealer Manager as set forth below, and copies will be furnished promptly at the Purchaser’s expense.

The Information Agents for the Offer are:

105 Madison Avenue

New York, New York 10016
Call Toll-Free in the U.S. and Canada: (800) 322-2885
Call Toll-Free from the Netherlands, Italy and France:
00-800-3231-3232
Call Collect from All Other Countries: (212) 929-5500
E-mail: proxy@mackenziepartners.com

501 Madison Avenue
20th Floor
New York, New York 10022
United States of America
Call Toll-Free from the E.U.: 00-800-7710-9971
Call Toll-Free in the U.S. and Canada: (877) 825-8772
Call Collect from All Other Countries: (646) 822-7428

The U.S. Dealer Manager for the Offer is:

J.P. Morgan Securities Inc.

277 Park Avenue
New York, New York 10172
Call Toll-Free: (888) 622-6227
Call Collect: (212) 622-2299

April 1, 2004